CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Buffered Performance Leveraged Upside Securities due 2011	$7,438,000	$292.31

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 672 to
AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated May 20, 2008
Rule 424(b)(2)

$7,438,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Buffered Securities due May 23, 2011
Based on the Value of the S&P GSCITM Commodity Index—Excess Return

Unlike ordinary debt securities, the Buffered Securities do not pay interest and provide a minimum payment at maturity of only 26% of principal at maturity.  At maturity you will receive for each $1,000 stated principal amount of Buffered Securities that you hold an amount in cash based upon the closing value of the S&P GSCITM Commodity Index—Excess Return, which we refer to as the index, at maturity.
•	The stated principal amount and issue price of each Buffered Security is $1,000.
•	We will not pay interest on the Buffered Securities.
•	At maturity, you will receive an amount per Buffered Security based on the performance of the index.
º
If the final index value is greater than the initial index value, you will receive for each $1,000 stated principal amount of Buffered Security that you hold a payment at maturity equal to $1,000 plus the upside payment.  The upside payment will equal $1,000 times the index percent increase times 100%, which we refer to as the participation rate.

º	There will be no maximum payment at maturity on the Buffered Securities.
º
If the final index value is less than or equal to the initial index value but greater than or equal to 710.3888, which is equal to approximately 74% of the initial index value, meaning the index has declined in value by an amount less than or equal to the buffer amount of 26%, you will receive your $1,000 stated principal amount at maturity.

º
If the final index value is less than 710.3888, which is equal to approximately 74% of the initial index value, meaning the value of the index has declined by more than the buffer amount of 26% from its initial value, you will receive for each $1,000 stated principal amount of Buffered Security that you hold a payment at maturity equal to (i) $1,000 times (ii) the index performance factor plus (iii) $260, which will be an amount less than, and possibly significantly less than, the $1,000 stated principal amount of the Buffered Securities.  However, under no circumstances will the Buffered Securities pay less than $260 per Buffered Security at maturity.

•	The index percent increase will be equal to (i) the final index value minus the initial index value divided by (ii) the initial index value.
º	The initial index value is 959.9848, the official settlement price of the index on the day we priced the Buffered Securities for initial sale to the public, which we refer to as the pricing date.
º	The final index value will equal the official settlement price of the index on May 16, 2011, which we refer to as the determination date.
•	The index performance factor will be equal to (i) the final index value divided by (ii) the initial index value.
•	Investing in the Buffered Securities is not equivalent to investing in the index or its component commodity contracts.
•	The Buffered Securities will not be listed on any securities exchange.
•	The CUSIP number for the Buffered Securities is 6174466V6.
You should read the more detailed description of the Buffered Securities in this pricing supplement.  In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of BufferedSecurities.”
The Buffered Securities are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE 100% PER BUFFERED SECURITY

	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Buffered Security	100%	0.10%	99.90%
Total	$7,438,000	$7,438	$7,430,562

(1)	For additional information see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the Buffered Securities and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the Buffered Securities, see the section of this pricing supplement called “Description of Buffered Securities––Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Buffered Securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The Buffered Securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Buffered Securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The Buffered Securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Buffered Securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the Buffered Securities to the public in Hong Kong as the Buffered Securities have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Buffered Securities, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Buffered Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The Buffered Securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The Agent and each dealer represent and agree that they will not offer or sell the Buffered Securities nor make the Buffered Securities the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Buffered Securities, whether directly or indirectly, to persons in Singapore other than:

(a)  an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)  an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the Buffered Securities for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Buffered Securities we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The Buffered Securities offered are medium-term debt securities of Morgan Stanley.  The return on the Buffered Securities at maturity is based on the value of the S&P GSCITM Commodity Index—Excess Return, which we refer to as the index, at maturity.

“S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.

Each Buffered Security costs $1,000
We, Morgan Stanley, are offering Buffered Securities due May 23, 2011, Based on the Value of the S&P GSCITM Commodity Index—Excess Return, which we refer to as the Buffered Securities.  The stated principal amount and issue price of each Buffered Security is $1,000.

The original issue price of the Buffered Securities includes the agent’s commissions paid with respect to the Buffered Securities and the cost of hedging our obligations under the Buffered Securities.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the Buffered Securities includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the Buffered Securities.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Buffered Securities—Use of Proceeds and Hedging.”

The Buffered Securities do not guarantee the return of 100% of principal, nor do they pay interest
Unlike ordinary debt securities, the Buffered Securities do not pay interest and do not guarantee the return of 100% of the principal amount at maturity.  If the final index value is less than 74% of the initial index value, we will pay to you an amount in cash per Buffered Security that is less than the $1,000 stated principal amount of each Buffered Security by an amount proportionate to the decrease in the value of the index below 74% of the initial index value.  The initial index value is 959.9848, which is the official settlement price of the index on the day we price the Buffered Securities for initial sale to the public, which we refer to as the pricing date.  The final index value is the official settlement price of the index on May 16, 2011, which we refer to as the determination date.

Payment at maturity based on the index	At maturity, you will receive for each $1,000 stated principal amount of Buffered Securities that you hold an amount in cash based upon the value of the index, determined as follows:

• If the final index value is greater than the initial index value, you will receive for each $1,000 stated principal amount of Buffered Securities that you hold a payment at maturity equal to:

$1,000 + upside payment

where,

upside payment = $1,000 x participation rate x index percent increase and where

participation rate will be 100%

and

•  If the final index value is less than or equal to the initial index value but greater than or equal to 710.3888, which is equal to approximately 74% of the initial index value, meaning the index has declined in value by an amount less than or equal to the buffer amount of 26%, you will receive for each Buffered Security that you hold the stated principal amount of $1,000 at maturity.

•  If the final index value is less than 710.3888, which is equal to approximately 74% of the initial index value, meaning the value of the index has declined by more than the buffer amount of 26%, you will receive for each $1,000 stated principal amount of Buffered Security that you hold a payment at maturity equal to:

$1,000 x index performance factor + $260

where,

Because the index performance factor will be less than 74%, this payment will be less than $1,000. However, under no circumstances will the payment at maturity be less than $260.

On PS-6, we have provided a graph titled “Hypothetical Payouts on the Buffered Securities at Maturity,” which illustrates the performance of the Buffered Securities at maturity over a range of hypothetical percentage changes in the index.  The graph does not show every situation that may occur.

You can review the historical values of the index in the section of this pricing supplement called “Description of Buffered Securities—Historical Information.”

Investing in the Buffered Securities is not equivalent to investing in the index or its component commodity contracts.

MSCG will be the Calculation Agent
We have appointed our affiliate, Morgan Stanley Capital Group Inc., or its successors, which we refer to as MSCG, to act as calculation agent for The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes.  As calculation agent, MSCG has determined the initial index value and will determine the final index value, the index percent increase or the index performance factor, and the payment to you at maturity.

Where you can find more information on the Buffered Securities
The Buffered Securities are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007 and prospectus dated January 25, 2006.  We describe the basic features of this type of note in the section of the prospectus supplement called “Description of Notes” and in the section of the prospectus called “Description of Securities.”

Because this is a summary, it does not contain all of the information that may be important to you.  For a detailed description of the terms of the Buffered Securities, you should read the “Description of Buffered Securities” section in this pricing supplement.  You should also read about some of the risks involved in investing in Buffered Securities in the section called “Risk Factors.”  The tax treatment of investments in index-linked notes such as these differ from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Buffered Securities—United States Federal Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the Buffered Securities.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE BUFFERED SECURITIES AT MATURITY

For each Buffered Security, the following graph illustrates the payment at maturity on the Buffered Securities for a range of hypothetical percentage changes in the index.  The Buffer Zone illustrates the buffer effect in the event of a decline in the value of the index.  The graph is based on the following terms:

•	Stated Principal Amount per Buffered Security: $1,000

•	Participation Rate: 100%

•	Buffer Amount: 26%

Where the final index value is greater than the initial index value, the payment at maturity on the Buffered Securities reflected in the graph below is greater than the $1,000 stated principal amount per Buffered Security.  Where the final index value is less than or equal to the initial index value but greater than or equal to 74% of the initial index value, the payment at maturity on the Buffered Securities reflected in the graph below is the $1,000 stated principal amount per Buffered Security.  Where the final index value is less than 74% of the initial index value, the payment at maturity on the Buffered Securities reflected in the graph below is less than the $1,000 stated principal amount per Buffered Security.

RISK FACTORS

The Buffered Securities are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, do not pay interest and provide a minimum payment at maturity of only 26% of principal at maturity.  This section describes the most significant risks relating to the Buffered Securities.  You should carefully consider whether the Buffered Securities are suited to your particular circumstances before you decide to purchase them.

Buffered Securities do not pay interest or guarantee return of 100% of your principal
The terms of the Buffered Securities differ from those of ordinary debt securities in that we will not pay you interest on the Buffered Securities and will provide a minimum payment at maturity of only 26% of the stated principal amount of the Buffered Securities.  At maturity you will receive for each $1,000 stated principal amount of Buffered Security that you hold an amount in cash based upon the final index value.  If the final index value is less than 74% of the initial index value, meaning the index has declined in value from its initial value by more than the 26% buffer amount, you will receive an amount in cash at maturity that is less than the $1,000 stated principal amount of each Buffered Security by an amount proportionate to the decrease in the value of the index below 74% of its initial value.  See “Hypothetical Payouts on the Buffered Securities at Maturity” on PS–6.

The Buffered Securities will not be listed
The Buffered Securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Buffered Securities.  Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., currently intends to act as a market maker for the Buffered Securities but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Buffered Securities easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the Buffered Securities, the price at which you may be able to trade your Buffered Securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Buffered Securities.

Market price of the Buffered Securities may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the Buffered Securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered Securities in the secondary market, including:

• the value of the index at any time,

• the volatility (frequency and magnitude of changes in value) of the index,

• the market prices of the commodities and the commodity contracts underlying the index, and the volatility of such prices,

• trends of supply and demand for the commodities underlying the index at any time,

• interest and yield rates in the market,

•  geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodity contracts underlying the index or commodities generally and that may affect the final index value,

• the time remaining until the Buffered Securities mature, and

• our creditworthiness.

Some or all of these factors will influence the price you will receive if you sell your Buffered Securities prior to maturity.  For example, you may have to sell your Buffered Securities at a substantial discount from the stated principal amount if at the time of sale the value of the index is at or below the initial index value.

You cannot predict the future performance of the index based on its historical performance.  The final index value may be less than 74% of its initial value so that you will receive at maturity an amount that is less than the $1,000 stated principal amount of each Buffered Security by an amount proportionate to the decrease in the value of the index below 74% of its initial value.  In addition, there can be no assurance that the final index value will be greater than the initial index value so that you will receive at maturity an amount in excess of the $1,000 stated principal amount for each Buffered Security you hold.

Not equivalent to investing in the index	Investing in the Buffered Securities is not equivalent to investing in the index or the futures contracts that underlie the index.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered Securities in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered Securities, as well as the projected profit included in the cost of hedging our obligations under the Buffered Securities.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Several factors have had and may in the future have an effect on the value of the index
Investments, such as the Buffered Securities, linked to the prices of commodities, are considered speculative, and prices of commodities and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the settlement price and of your Buffered Securities in varying and potentially inconsistent ways.

Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the Buffered Securities
The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the index and, therefore, the value of the Buffered Securities.

The index may in the future include contracts that are not traded on regulated futures exchanges
The index was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”).  At present, the index continues to be composed exclusively of regulated futures contracts.  As described below, however, the index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation.  As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act of 1936, as amended, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges.  In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories.  As a result, the trading of contracts on such facilities and the inclusion of such contracts in the indices may be subject to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Higher future prices of commodities included in the index relative to their current prices may decrease the amount payable at maturity
The index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in August may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  While many of the contracts included in the index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities included in the index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the index and, accordingly, decrease the payment you receive at maturity.

Adjustments to the index could adversely affect the value of the Buffered Securities
Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., which we refer to as S&P, is responsible for calculating and maintaining the index.  S&P can add, delete or substitute the contracts underlying the index or make other methodological changes that could change the values of the index.  S&P, or any successor publisher of the index, may discontinue or suspend calculation or dissemination of the index.  Any of these actions could adversely affect the value of the Buffered Securities.

S&P, or any successor publisher of the index, may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, MSCG, as the calculation agent, will have the sole discretion to determine a substitute or successor index that is comparable to the discontinued index.  In such cirumstances MSCG could have an economic interest that is different than that of investors in the Buffered Securities insofar as, for example, MSCG is not precluded from considering indices that are calculated and published by MSCG or any of its affiliates and, in the case of a successor index, MSCG will calculate the values of the successor index as described under “Description of Buffered Securities—Discontinuance of the Index; Alteration of the Method of Calculation.”

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests
The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Buffered Securities.

As calculation agent, MSCG has determined the initial index value and will determine the final index value, and calculate the amount of cash you will receive at maturity.  Determinations made by MSCG, in its capacity as calculation agent, including with respect to the calculation of any index value in the event of the unavailability, modification or discontinuance of the index, may affect the payout to you at maturity.  See the section of this pricing supplement called “Description of Buffered Securities—Discontinuance of the Index; Alteration of Method of Calculation.”

The original issue price of the Buffered Securities includes the agent’s commissions and certain costs of hedging our obligations under the Buffered Securities.  The subsidiaries through which we hedge our obligations under the Buffered Securities expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the Buffered Securities
MS & Co. and other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the Buffered Securities, including trading in swaps or futures contracts on the index and on the commodity contracts underlying the index.  MS & Co. and some of our other subsidiaries also trade in financial instruments related to the index or the prices of the commodity contracts underlying the index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the day we priced the Buffered Securities for initial sale to the public could have increased the value of the index on the pricing date and, accordingly, could have increased the value at which the index must close before you would receive at maturity, an amount in cash worth as much as or more than the stated principal amount of the Buffered Securities.

Because the characterization and treatment of the Buffered Securities for U.S. federal income tax purposes are uncertain, the material U.S. federal income tax consequences of an investment in the Buffered Securities are unclear

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of investing in the Buffered Securities supersede the discussions contained in the accompanying prospectus supplement.  There is no direct legal authority as to the proper tax characterization or treatment of the Buffered Securities, and consequently significant aspects of the tax treatment of the Buffered Securities are uncertain.  Our counsel has not rendered an opinion as to the proper characterization or treatment of the Buffered Securities for U.S. federal income tax purposes.  Pursuant to the terms of each Buffered Security, you have agreed with us to treat each Buffered Security as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  However, due to the absence of authorities that directly address the proper tax characterization or treatment of the Buffered Securities, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the characterization and treatment described in the section of this pricing supplement called “United States Federal Taxation.”  If the IRS were successful in asserting an alternative characterization or treatment for the Buffered Securities, the timing and character of income on the Buffered Securities might differ significantly.  We do not plan to request a ruling from the IRS regarding the tax treatment of the Buffered Securities, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of investing in the Buffered Securities.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered Securities.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Buffered Securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Buffered Securities, including possible alternative treatments and the issues presented by this notice.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Buffered Securities as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF BUFFERED SECURITIES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Buffered Securities” refers to each $1,000 stated principal amount of our Buffered Securities due May 23, 2011, Based on the Value of the S&P GSCITM Commodity Index—Excess Return (the “Index”).  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$7,438,000

Original Issue Date (Settlement Date)	May 23, 2008

Maturity Date	May 23, 2011

Pricing Date	May 20, 2008

Issue Price	100% ($1,000 per Buffered Security)

Stated Principal Amount	$1,000 per Buffered Security

Denominations	$1,000 and integral multiples thereof

CUSIP Number	6174466V6

Interest Rate	None

Specified Currency	U.S. dollars

Payment at Maturity
At maturity, upon delivery of the Buffered Securities to the Trustee, we will pay with respect to the $1,000 stated principal amount of each Buffered Security an amount in cash equal to (i) if the Final Index Value is greater than the Initial Index Value, $1,000 plus the Upside Payment, (ii) if the Final Index Value is less than or equal to the Initial Index Value but greater than or equal to 710.3888, which is equal to approximately 74% of the Initial Index Value, the Stated Principal Amount of $1,000 or (iii) if the Final Index Value is less than 710.3888, which is equal to approximately 74% of the Initial Index Value, $1,000 times the Index Performance Factor plus $260.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 stated principal amount of each Buffered Security, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Buffered Securities to the Trustee for delivery to DTC, as holder of the Buffered Securities, on the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Upside Payment	The product of (i) $1,000 and (ii) the Participation Rate and (iii) the Index Percent Increase.

Participation Rate	100%

Maximum Payment at Maturity	None

Minimum Payment at Maturity	$260 per Buffered Security

Index Percent Increase	A fraction, the numerator of which is the Final Index Value minus the Initial Index Value and the denominator of which is the Initial Index Value.

Index Performance Factor	A fraction, the numerator of which is the Final Index Value and the denominator of which is the Initial Index Value.

Initial Index Value	959.9848, the Index Value on the Pricing Date.

If the Initial Index Value as finally determined by the Index Publisher differs from any Initial Index Value specified in this pricing supplement, we will include the definitive Initial Index Value in an amended pricing supplement.

Final Index Value	The Index Value on the Determination Date.

Index Value
The Index Value on any Index Business Day will equal the official settlement price of the Index published by the Index Publisher, or any Successor Index (as defined under “—Discontinuance of the Index; Alteration of Method of Calculation”).  In certain circumstances, the Index Value will be based on the alternate calculation of the Index described under “—Discontinuance of the Index; Alteration of Method of Calculation.”

If a Market Disruption Event relating to the Index or a commodity contract underlying the Index (an “index contract”) occurs on the Pricing Date or the Determination Date, the Calculation Agent will calculate the Index Value using the settlement value of such index contract on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to such index contract; provided that, if a Market Disruption Event occurs with respect to such index contract on each of the three Trading Days immediately succeeding the Pricing Date or Determination Date, as applicable, the Calculation Agent will use a price for such index contract equal to the arithmetic mean, as determined by the Calculation Agent on the fourth Trading Day immediately succeeding the Pricing Date or Determination Date, as applicable, of the prices of such index contract determined by at least three independent leading dealers, selected by the Calculation Agent, in the underlying market for such index contract, taking into consideration the latest available quote for such index contract and any other information in good faith deemed relevant by such dealers.  Quotes of Morgan Stanley & Co. Incorporated or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained.  In the event prices from at least three dealers are not obtained, the Calculation Agent will make a good faith estimate of the price of the index contract and, using that price, determine the Index Value.  In calculating the Index Value in the circumstances described in this paragraph, the Calculation Agent shall use the formula for calculating the Index last in effect prior to such disruption.

Determination Date	May 16, 2011

Trading Day	A day, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange(s) for the applicable commodity contracts.

Index Business Day	Any day on which the official settlement price of the Index is scheduled to be published.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Market Disruption Event
Market Disruption Event means, with respect to the Index or any index contract, any of a Price Source Disruption, Trading Disruption, Disappearance of Commodity Reference Price, Tax Disruption, Material Change in Formula or Material Change in Content.

Price Source Disruption
Price Source Disruption means a (i) the temporary failure of the Index Publisher to announce or publish the Index Value (or the value of any Successor Index, if applicable) (or the information necessary for determining the Index Value (or the value of any Successor Index, if applicable)) or (ii) the temporary discontinuance or unavailability of the Index.

Trading Disruption	Trading Suspension means the material suspension of, or material limitation imposed on, trading in any of the contracts for any of the commodities underlying the Index on the Relevant Exchange.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means (i) the permanent discontinuance of trading in any of the futures contracts underlying the Index on the Relevant Exchange, (ii) the disappearance of, or of trading in, any of the commodities underlying the Index, or (iii) the disappearance or permanent discontinuance or unavailability of the Index Value, notwithstanding the availability of the price source or the status of trading in the relevant futures contracts.

For purposes of this definition, a discontinuance of publication of the Index shall not be a Disappearance of Commodity Reference Price if MSCG shall have selected a Successor Index in accordance with “—Discontinuance of the Index; Alteration of Method of Calculation.”

Material Change in Formula	Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the Index Value.

Material Change in Content	Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Index.

Tax Disruption	Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, a commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price on any day that would otherwise be the Determination Date from what it would have been without that imposition, change or removal.

Relevant Exchange	Relevant Exchange means the primary exchange or market of trading for any contract or commodity then included in the Index or any Successor Index.
Discontinuance of the Index;
Alteration of Method of Calculation
If, (i) following the Original Issue Date, the Index Publisher ceases to publish the Index and no other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts as in effect immediately prior to such cessation, then the Index Value will be calculated by the Calculation Agent in accordance with the formula used to calculate the Index and composition of the futures contracts of the Index on the last day on which the Index was published (the “Successor Index”); or (ii) the Index Publisher changes its method of calculating the Index in any material respect, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate any Index Value in accordance with such adjustments.  Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the Buffered Securities.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the Buffered Securities, within three Business Days of such selection.  We expect that such notice will be passed on to you, as a beneficial owner of the Buffered Securities, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

Book Entry Note or Certificated Note
Book Entry.  The Buffered Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Buffered Securities.  Your beneficial interest in the Buffered Securities will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Buffered Securities, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “Form of Securities—Global Securities—Registered Global Securities—The Depositary” and “—The Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Calculation Agent	Morgan Stanley Capital Group Inc. and its successors (“MSCG”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one billionth, with five ten-billionths rounded upward (e.g., .8765432105 would be rounded to .876543211); all dollar amounts related to determination of the amount of cash payable per Buffered Security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Buffered Securities will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Buffered Securities, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value and the Final Index Value.  See “—Discontinuance of the Index; Alteration of Method of Calculation.”  MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Buffered Securities shall have occurred and be continuing, the amount declared due and payable per Buffered Security upon any acceleration of the Buffered Securities (an “Event of Default Acceleration”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated using the Index Value as of the date of such acceleration as the Final Index Value.

If the maturity of the Buffered Securities is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due with respect to the Buffered Securities as promptly as possible and in no event later than two Business Days after the date of acceleration.

Index Publisher	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., and any successor publisher thereof.

The Index	S&P GSCITM Commodity Index—Excess Return (“S&P GSCITM–ER”).

We have derived all information contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, the S&P.  The Index is calculated, maintained and published by S&P.  We make no representation or warranty as to the accuracy or completeness of such information.

The S&P GSCITM-ER

The S&P GSCITM-ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCITM-ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCITM, the composition of which, on any given day, reflects the contract production weight (“CPW”) and “roll weights” of the contracts included in the S&P GSCITM (discussed below).

The commodities included in the S&P GSCITM and their dollar weightings as of May 15, 2008 are set forth below:

Energy		Industrial Metals		Precious Metals		Agriculture		Livestock
WTI Crude Oil	40.05%	High Grade Primary Aluminum	2.28%	Gold	1.57%	Wheat (Chicago)	2.96%	Live Cattle	1.75%
Brent Crude Oil	14.42%	Copper - Grade A	2.81%	Silver	0.22%	Wheat (Kansas City)	0.72%	Feeder Cattle	0.34%
RBOB Gasoline	4.55%	Standard Lead	0.33%			Corn	3.27%	Lean Hogs	1.02%
No. 2 Heating Oil	5.48%	Primary Nickel	0.69%			Soybeans	1.98%
Gasoil	5.63%	Special High Grade Zinc	0.49%			Cotton #2	0.69%
Natural Gas	7.28%					Sugar #11	0.77%
						Coffee "C"	0.49%
						Cocoa	0.20%

The components of the S&P GSCITM and their relative weightings, among other matters, may change during the term of the Buffered Securities.

Value of the S&P GSCITM-ER

The value of the S&P GSCITM-ER on any given day is equal to the product of (i) the value of the S&P GSCITM-ER on the immediately preceding day multiplied by (ii) one plus the contract daily return on the day on which the calculation is made.  The value of the S&P GSCITM-ER is indexed to a normalized value of 100 on January 2, 1970.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCITM, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCITM on the preceding day, minus one.

The total dollar weight of the S&P GSCITM is the sum of the dollar weight of each of the underlying commodities.  The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and, (iii) during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day.  In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCITM calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.  Since the S&P GSCITM is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCITM also takes place over a period of days at the beginning of each month (referred to as the “roll period”).  On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCITM is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

The S&P GSCITM

The S&P GSCITM is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria.  The S&P GSCITM is designed to be a measure of the performance over time of the markets for these commodities.  The only commodities represented in the S&P GSCITM are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.  The commodities included in the S&P GSCITM are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCITM are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCITM has been normalized such that its hypothetical level on January 2, 1970 was 100.  Futures contracts on the S&P GSCITM, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology currently used to calculate the S&P GSCITM.  The methodology for determining the composition and weighting of the S&P GSCITM and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCITM, as described below.  S&P makes the official calculations of the S&P GSCITM.

The Index Advisory Panel established by S&P to assist it in connection with the operation of the S&P GSCITM generally meets once each year to discuss the composition of the S&P GSCITM.  The Index Advisory Panel may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the S&P GSCITM

In order to be included in the S&P GSCITM a contract must satisfy the following eligibility criteria:

•	The contract must be in respect of a physical commodity and not a financial commodity.

•
The contract must (a) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and (b) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and (c) be traded on a trading facility which allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCITM that, at any given point in time, will be involved in rolls to be effected pursuant to the S&P GSCITM.

•
The commodity must be the subject of a contract that is (a) denominated in U.S. dollars and (b) traded on or through an exchange, facility or other platform (referred to as a trading facility) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that meets other criteria relating to the availability of market price quotations and trading volume information, acceptance of bids and offers from multiple participants or price providers and accessibility by a sufficiently broad range of participants.

•
The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the daily contract reference price) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCITM.

•
At and after the time a contract is included in the S&P GSCITM, the daily contract reference price for such contract must be published between 10:00 AM. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded.

•
For a contract to be eligible for inclusion in the S&P GSCITM, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

•	Contracts must also satisfy volume trading requirements and certain percentage dollar weight requirements to be eligible for inclusion in the S&P GSCITM.

The contracts currently included in the S&P GSCITM are all futures contracts traded on the New York Mercantile Exchange, Inc., the International Petroleum Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade, the Coffee, Sugar &

Cocoa Exchange, Inc., the New York Cotton Exchange, the Kansas City Board of Trade, the Commodities Exchange, Inc. and the London Metal Exchange.

Calculation of the S&P GSCITM

The value of the S&P GSCITM on any given day is equal to the total dollar weight of the S&P GSCITM divided by a normalizing constant that assures the continuity of the S&P GSCITM over time.

Contract Expirations

Because the S&P GSCITM is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.”  The contract expirations included in the S&P GSCITM for each commodity during a given year are designated by S&P, in consultation with the Index Advisory Panel, provided that each such contract must be an “active contract.”  An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCITM will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P.  If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity.  The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCITM.  To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCITM.

Historical Information
The following table sets forth the published high and low Index Values, as well as end-of-quarter Index Values, for each quarter in the period from January 1, 2003 through May 20, 2008.  The Index Value on May 20, 2008 was 959.9848.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the Determination Date.

S&P GSCITM-ER	High	Low	Period End
2003
First Quarter	522.1992	420.1772	446.5079
Second Quarter	477.0969	412.7822	459.0683
Third Quarter	487.3386	438.0500	460.4817
Fourth Quarter	533.4336	461.7485	511.5495
2004
First Quarter	570.8498	506.5341	561.4486
Second Quarter	631.0443	547.4319	573.6907
Third Quarter	666.5723	587.4221	666.5723
Fourth Quarter	728.2874	579.5504	591.6133
2005
First Quarter	720.1629	579.6564	717.1103
Second Quarter	732.0167	619.1643	679.9766
Third Quarter	839.0990	682.5061	819.0305
Fourth Quarter	814.5599	687.8838	719.4400
2006
First Quarter	752.3654	653.1993	701.5722
Second Quarter	776.8503	699.5588	739.9918
Third Quarter	768.7773	602.8251	617.2992
Fourth Quarter	629.3156	578.7411	582.2238
2007
First Quarter	604.8691	520.4782	604.8235
Second Quarter	616.5199	581.5083	605.5351
Third Quarter	673.9950	582.9123	667.4462
Fourth Quarter	748.0524	644.6019	738.2960
2008
First Quarter	866.8130	697.9481	807.0342
Second Quarter (through May 20, 2008)	959.9848	799.3303	959.9848

License Agreement between S&P
and Morgan Stanley
S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is owned and published by S&P, in connection with securities, including the Buffered Securities.

The license agreement between S&P and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The Buffered Securities are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (including its affiliates) (S&P, with its affiliates, are referred to as the “Corporations”).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Buffered Securities.  The Corporations make no representation or warranty, express or implied, to the holders of the Buffered Securities or any member of the public regarding the advisability of investing in securities generally or in the Buffered Securities particularly, or the ability of the Index to track general commodity market performance.  The Corporations’ only relationship to us (the “Licensee”) is in the licensing of the Index and S&P® trademarks or service marks and certain trade names of the Corporations and the use of the Index which is determined, composed and calculated by S&P without regard to the Licensee or the Buffered Securities.  S&P has no obligation to take the needs of the Licensee or the owners of the Buffered Securities into consideration in determining, composing or calculating the Index.  The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the Buffered Securities to be issued or in the determination or calculation of the equation by which the Buffered Securities are to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Buffered Securities.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE BUFFERED SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The Buffered Securities have not been passed on by the Corporations as to their legality or suitability.  The Buffered Securities are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE BUFFERED SECURITIES.

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Buffered Securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Buffered Securities through one or more of our subsidiaries.  The original issue price of the Buffered Securities includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Buffered Securities and the cost of hedging our obligations under the Buffered Securities.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Buffered Securities by taking positions in swaps and futures contracts on the commodity contracts underlying the Index.  Such purchase activity could have increased the value of the Index and, accordingly, could have increased the Initial Index Value, and, therefore, the value at which the Index must close before you would receive at maturity an amount in U.S. dollars worth as much as or more than the stated principal amount of the Buffered Securities.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Buffered Securities by purchasing and selling swaps and futures contracts on the commodities underlying the Index or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities.  We cannot give any assurance that our hedging activities will not affect the value of the Index and, therefore, adversely affect the value of the Buffered Securities or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Buffered Securities set forth on the cover of this pricing supplement.  The Agent proposes initially to offer the Buffered Securities directly to the public at the public offering price set forth on the cover page of this pricing supplement.  The Agent may allow a concession not in excess of 0.10% per Buffered Security to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG.

We expect to deliver the Buffered Securities against payment therefor in New York, New York on May 23, 2008, which will be the third scheduled Business Day following the pricing of the Buffered Securities.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Buffered Securities on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Buffered Securities, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Buffered Securities.  Specifically, the Agent may sell more Buffered Securities than it is obligated to purchase in connection with the offering, creating a naked short position in the Buffered Securities, for its own account.  The Agent must close out any naked short position by purchasing the Buffered Securities in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Buffered Securities in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, Buffered Securities or the futures contracts underlying the Index in the open market to stabilize the price of the Buffered Securities.  Any of these activities may raise or maintain the market price of the Buffered Securities above independent market levels or prevent or retard a decline in the market price of the Buffered Securities.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Buffered Securities.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Buffered Securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Buffered Securities, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Buffered Securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Buffered Securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Buffered Securities or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Buffered Securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Buffered Securities.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Buffered Securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Buffered Securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Buffered Securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Buffered Securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Buffered Securities to the public in Hong Kong as the Buffered Securities have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Buffered Securities, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Buffered Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Buffered Securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Buffered Securities nor make the Buffered Securities the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Buffered Securities, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the Buffered Securities for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

ERISA Matters for Pension Plans and
Insurance Companies
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Buffered Securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Buffered Securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Buffered Securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Buffered Securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) provides an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more than “adequate consideration” (to be defined in regulations to be issued by the Secretary of the Department of Labor) in connection with the transaction (the so-called “service provider” exemption).

Because we may be considered a party in interest with respect to many Plans, the Buffered Securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Buffered Securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Buffered Securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Buffered Securities on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Buffered Securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Buffered Securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the Buffered Securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Buffered Securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Buffered Securities issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Buffered Securities.  This discussion applies only to initial investors in the Buffered Securities who:

•	purchase the Buffered Securities at their “issue price”; and

•	will hold the Buffered Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities;

•
investors holding the Buffered Securities as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or those who hold the Buffered Securities as part of a constructive sale transaction;

•	U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	persons subject to the alternative minimum tax;

•	nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; or

•	Non-U.S. Holders, as defined below, for whom income or gain in respect of the Buffered Securities is effectively connected with the conduct of a trade or business in the United States.

As stated above, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances.  As the law applicable to the U.S. federal income taxation of instruments such as the Buffered Securities is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the Buffered Securities should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Pursuant to the terms of each Buffered Security, you have agreed to treat each Buffered Security as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

No statutory, judicial or administrative authority directly addresses the characterization or treatment of the Buffered Securities or instruments that are similar to the Buffered Securities for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service (the “IRS”) with respect to their proper characterization and treatment.  Significant aspects of the U.S. federal income tax consequences of an investment in the Buffered Securities are uncertain.  Our counsel has not rendered an opinion as to the proper characterization and treatment of the Buffered Securities for U.S. federal income tax purposes, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein.  Accordingly, you should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Buffered Securities (including alternative characterizations of the Buffered Securities) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the characterization and treatment of each Buffered Security as an open transaction.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Buffered Security that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Buffered Securities

Assuming the characterization and treatment of the Buffered Securities as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Buffered Securities prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the Buffered Securities should equal the amount paid by the U.S. Holder to acquire the Buffered Securities.

Sale, Exchange or Settlement of the Buffered Securities.  Upon a sale or exchange of the Buffered Securities, or upon settlement of the Buffered Securities at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Buffered Securities sold, exchanged or settled.  Any gain or loss should be long-term capital gain or loss if the holding period of the Buffered Securities is more than one year at the time of sale, exchange or settlement, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the Buffered Securities

Due to the absence of authorities that directly address the proper characterization or treatment of the Buffered Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Buffered Security under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations apply to the Buffered Securities, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount (“OID”) on the Buffered Securities every year at a “comparable yield” determined at the time of their issuance. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the Buffered Securities would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of OID, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the Buffered Securities, other alternative federal income tax characterizations of the Buffered Securities are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Buffered Securities.  Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Buffered Securities.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered Securities.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Buffered Securities, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Buffered Securities, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition,  information returns will be filed with the IRS in connection with payments on the Buffered Securities and the proceeds from a sale or other disposition of the Buffered Securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Buffered Security that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign trust or estate.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition of a Buffered Security.  Such a holder should consult his or her tax advisers regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Buffered Security.

Tax Treatment upon Sale, Exchange or Settlement of the Buffered Securities

In general.  Assuming the characterization and treatment of the Buffered Securities as set forth above is respected, a Non-U.S. Holder of the Buffered Securities will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Buffered Security were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Buffered Securities would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

• the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Buffered Security (or a financial institution holding the Buffered Securities on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Buffered Securities.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the Buffered Securities, possibly with retroactive effect. Accordingly, if you are a non-U.S. investor, you should consult your tax adviser regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Buffered Securities are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in the Buffered Securities.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Buffered Securities at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the Buffered Securities―Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.